Toyota Motor Corporation

Toyota to Update its Organization Structure to Boost Business Innovation

Toyota City, Japan, March 1, 2017—Toyota Motor Corporation (TMC) intends to alter its organization structure in April to further accelerate decision-making, strengthen management oversight, and boost business innovation.

To promote its overarching goal of making ever-better cars by continuing the development of a talented workforce, TMC made substantial changes to its structure in April 2016 to create a company built around a product-based, rather than function-based, organization. It has since continued business innovation, for example by establishing the EV Business Planning Dept. (an in-house venture business responsible for planning and developing electric vehicles) last December, and establishing the Emerging-market Compact Car Company (an in-house company responsible for compact vehicles with the greatest priority placed on emerging markets), in January this year.

These changes were spurred by the vital realization that sustainable growth cannot be achieved without tackling two major challenges the company is facing as it continues to grow. The first is how to develop a sufficient number of people who can lead with quick judgment, quick decisions and quick action through genchi genbutsu (on-site learning and problem-solving), because the changes the company faces require a different way to think and act. The second is how to reduce the time and effort consumed by cross-functional coordination and establish work processes that allow the company to focus on making ever-better cars for its customers.

Taking into consideration additional issues that have surfaced as company-wide efforts have been made over the past year since last April to proceed with business innovation, TMC plans to implement the changes described below in April this year.

“This structural change is not an answer but an opportunity,” said TMC President Akio Toyoda. “With everyone’s efforts and minds as one, I would like to make this an opportunity to strengthen our workforce and further promote making ever-better cars. Let us come together to create work processes that will allow us to remain viable in an era in which we are producing and selling 10 million vehicles a year, constantly being aware that there is always a better way,” he added.

1)	To further accelerate decision-making and strengthen management oversight

-	Further clarify that members of the board of directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution.

-	Further reduce the number of members of the board of directors, from a total of 11 to nine directors*, including three outside board members.

*	Following the next general shareholders meeting.

2)	To boost business innovation

-	Establish GAZOO Racing Company (an in-house company)

Set up a structure capable of accumulating technologies and techniques gained through motorsports, as first-hand knowledge for “driving seasoning” of vehicles, as well as developing and introducing vehicles that provide genuine “heart-pumping excitement”.

-	Reorganize and integrate region-based business units

Unite the region-based business units by reorganizing and integrating Toyota NO.1 and Toyota NO.2 into a business unit “Business Planning & Operation” to coordinate as a united regional function with the product-based in-house companies.

-	Partially revise the roles of the Head Office and the region-based and product-based business units

To enable product-based in-house companies to complete work from planning through production, revise the structures for functions including product concept planning, production planning and production engineering.

1. Executive Changes

Changes to board members effective April 1, 2017

Name	Current	New
Mitsuhisa Kato	Executive vice president, member of the board of directors (representative director)	Member of the board of directors

Takahiko Ijichi	Executive vice president, member of the board of directors (representative director)	Member of the board of directors

Didier Leroy	Executive vice president, member of the board of directors (representative director)	Member of the board of directors*

Shigeki Terashi	Executive vice president, member of the board of directors (representative director)	Member of the board of directors*

Shigeru Hayakawa	Senior managing officer, member of the board of directors	Vice chairman of the board of directors

*	Concurrent operating officer (executive vice president)

Changes to operating officers effective April 1, 2017

1) New Executive Vice Presidents

Name	Current Title
Mitsuru Kawai	Senior managing officer

Osamu Nagata	Senior managing officer

2) New Senior Managing Officers

Name	Current Title
Nobuhiko Murakami	Corporate executive vice president, Fuji Heavy Industries Ltd.

Tetsuya Otake	Managing officer

Kazuhiro Sato	Managing officer

Yasuhiko Sato	Managing officer

Mamoru Taguchi	Toyota Technical Skills Academy (director)

Tatsuro Ueda	Managing officer

Johan van Zyl	Managing officer

3) New Managing Officers

Name	Current Title
Seiya Nakao	Executive general manager

Yoshihiro Uozumi	Executive general manager

Hiroyoshi Ninoyu	Executive general manager

Shinichi Yasui	Executive general manager

Toshiyuki Isobe	Executive general manager

Keiji Yamamoto	Executive general manager

Toshiyuki Nishi	Japan Sales Business Group General manager, Japan Rental & Leasing Business Div.

Michinobu Sugata	Asia, Middle East & North Africa Region General manager, TMAP-Japan

4) Senior Managing Officers Resigning Posts

Name
Hirofumi Muta

Koei Saga

Soichiro Okudaira

5) Managing Officers Resigning Posts

Name
Kazuo Ohara

Shinji Kitada

Kyoichi Tanada

Yoshio Shimo

Karl Schlicht

Koki Konishi

Jiro Kawamoto

Operating officers’ areas of responsibility effective April 1, 2017

1) President

Name	Current	New
Akio Toyoda	EV Business Planning Dept.	EV Business Planning Dept.

2) Executive Vice Presidents

♦ denotes change to responsibility (does not include organizational name changes)

Name	Current	New
♦ Didier Leroy	- Business Unit Toyota NO.1 (president) - Chief competitive officer	- Business Planning & Operation (president) - Chief competitive officer

♦ Shigeki Terashi	- Strategic Top Executive Meeting Office (secretary general) - EV Business Planning Dept. - Corporate Strategy Div. - Research Div.	- Strategic Top Executive Meeting Office (secretary general) - EV Business Planning Dept. - Corporate Strategy Div. - Research Div. - Chief risk officer

♦ Mitsuru Kawai	Plants (responsible for overseeing plants across in-house companies)	- Plants (responsible for overseeing plants across in-house companies) - Safety & Health Promotion Div.

♦ Osamu Nagata	- North America Region (chief administrative officer) - Toyota Motor North America, Inc.	Chief financial officer

3) Senior Managing Officers

♦ denotes change to responsibility (does not include organizational name changes)

Name	Current	New
Keiji Masui	- CV Company (president) - Toyota Auto Body Co., Ltd.	- CV Company (president) - Toyota Auto Body Co., Ltd.

Hiroji Onishi	- China Region (CEO) - Toyota Motor (China) Investment Co., Ltd. - China Office (general manager)	- China Region (CEO) - Toyota Motor (China) Investment Co., Ltd. - China Office (general manager)

♦ Tokuo Fukuichi	- Advanced R&D and Engineering Company (in charge of advance design) - Lexus International Co. (president)	- Chief branding officer - Advanced R&D and Engineering Company (in charge of advance design)

Kiyotaka Ise	- Advanced R&D and Engineering Company (president) - Chief safety technology officer	- Advanced R&D and Engineering Company (president) - Chief safety technology officer

Name	Current	New
♦ James E. Lentz	- North America Region (CEO) - Toyota Motor North America, Inc. - Toyota Motor Engineering & ManufacturingNorth America, Inc.	- North America Region (CEO) - Toyota Motor North America, Inc.

Moritaka Yoshida	Mid-size Vehicle Company (president)	Mid-size Vehicle Company (president)

Kazuhiro Miyauchi	- Toyota Compact Car Company (president) - Toyota Motor East Japan, Inc.	- Toyota Compact Car Company (president) - Toyota Motor East Japan, Inc.

Toshiyuki Mizushima	Powertrain Company (president)	Powertrain Company (president)

♦ Shigeki Tomoyama

-        Business Development Group (chief officer)

-        Information Systems Group (chief officer)

-        TOYOTA GAZOO Racing Factory (deputy chief officer)

-        Connected Company (president)

-        Chief information security officer

-        Business Development Group (chief officer)

-        External Affairs & Public Affairs Group

-        Information Systems Group (chief officer)

-        Connected Company (president)

-        GAZOO Racing Company (president)

-        Chief information security officer

Steve St. Angelo	- Latin America & Caribbean Region (CEO) - Toyota Argentina S.A. - Toyota do Brasil LTDA.	- Latin America & Caribbean Region (CEO) - Toyota Argentina S.A. - Toyota do Brasil LTDA.

♦ Nobuhiko Murakami	- Corporate executive vice president, Fuji Heavy Industries Ltd.	- External Affairs & Public Affairs Group (chief officer) - Chief communications officer

Tetsuya Otake	Accounting Group (chief officer)	Accounting Group (chief officer)

Kazuhiro Sato	- Customer First Promotion Group (chief officer) - Customer Service Field (field general manager) - Global chief quality officer	- Customer First Promotion Group (chief officer) - Customer Service Field (field general manager) - Global chief quality officer

Yasuhiko Sato	Japan Sales Business Group (chief officer)	Japan Sales Business Group (chief officer)

♦ Mamoru Taguchi	Toyota Technical Skills Academy (director)	GAZOO Racing Company (executive vice president)

♦ Tatsuro Ueda	- General Administration & Human Resources Group (chief officer) - Toyota Institute (concurrent general manager)	- Strategic Top Executive Meeting Office - Corporate Strategy Div. - General Administration & Human Resources Group (chief officer)

Johan van Zyl	- Europe Region (CEO) - Toyota Motor Europe NV/SA - Toyota South Africa Motors (Pty) Ltd.	- Europe Region (CEO) - Toyota Motor Europe NV/SA - Toyota South Africa Motors (Pty) Ltd.

4) Managing Officers

♦ denotes change to responsibility (does not include organizational name changes)

Name	Current	New
♦ Kazuhiro Kobayashi	- China Region (DCEO) - GAC Toyota Motor Co., Ltd.	- China Region (DCEO) - Toyota Motor (China) Investment Co., Ltd.

♦ Riki Inuzuka	- Sales Financial Business Group (chief officer) - Sales Financial Business Dept. (concurrent general manager) - Toyota Financial Services Co., Ltd.	- Sales Financial Business Group (chief officer) - Toyota Financial Services Co., Ltd.

Masahisa Nagata	Toyota Motor Europe NV/SA	Toyota Motor Europe NV/SA

Hayato Shibakawa	- China Region (DCEO) - Tianjin FAW Toyota Motor Co., Ltd.	- China Region (DCEO) - Tianjin FAW Toyota Motor Co., Ltd.

♦ Shinya Kotera	- Business Unit Toyota NO.2 (president) - Emerging-market Compact Car Company (president)	- Business Planning & Operation (executive vice president) - Emerging-market Compact Car Company (president)

♦ Seiya Nakao	- Toyota Motor North America, Inc. - Toyota Motor Engineering & Manufacturing North America, Inc.	- Toyota Motor (China) Investment Co., Ltd. - Toyota Motor Engineering & Manufacturing (China) Co., Ltd.

Tatsuro Takami	- Asia, Middle East & North Africa Region (DCEO) - Toyota Daihatsu Engineering & Manufacturing Co., Ltd. - P.T. Toyota Motor Manufacturing Indonesia	- Asia, Middle East & North Africa Region (DCEO) - Toyota Daihatsu Engineering & Manufacturing Co., Ltd. - P.T. Toyota Motor Manufacturing Indonesia

♦ Hiroyuki Fukui	- Asia, Middle East & North Africa Region (CEO) - Toyota Motor Asia Pacific Pte Ltd. - P.T. Toyota-Astra Motor	- Asia, Middle East & North Africa Region (CEO) - Toyota Motor Asia Pacific Pte Ltd.

Hiroki Nakajima	- CV Company (executive vice president, concurrent chief engineer) - Toyota Auto Body Co., Ltd.	- CV Company (executive vice president, concurrent chief engineer) - Toyota Auto Body Co., Ltd.

♦ Yoshihiro Sawa	- Advanced R&D and Engineering Company (in charge of advance design) - Lexus International Co. (executive vice president)	Lexus International Co. (president)

Name	Current	New
♦ Yoshihiro Uozumi	- Honsha Plant (plant general manager) - Hirose Plant (plant general manager)	- China Region (DCEO) - GAC Toyota Motor Co., Ltd.

♦ Takashi Yamamoto	Lexus International (executive vice president)	Mid-size Vehicle Company (executive vice president, concurrent chief engineer)

Takeshi Isogaya	- Best in Town Dept. (concurrent general manager) - Africa Region (CEO)	- Best in Town Dept. (concurrent general manager) - Africa Region (CEO)

♦ Hiroaki Okuchi	- Frontier Research Center - Advanced R&D and Engineering Company (in charge of automated driving and preventive safety)	- Frontier Research Center - Advanced R&D and Engineering Company (executive vice president, in charge of model based development and battery)

Masayoshi Shirayanagi	Purchasing Group (chief officer)	Purchasing Group (chief officer)

Mark S. Templin	- Sales Financial Business Group (deputy chief officer) - Toyota Financial Services Co., Ltd.	- Sales Financial Business Group (deputy chief officer) - Toyota Financial Services Co., Ltd.

Hirohisa Kishi

-        Powertain Company (executive vice president, in charge of product planning and business planning, and production development (design))

-        Powertain Unit Management Div. (concurrent general manager)

-        Powertrain Product Planning Div. (concurrent general manager)

-        Powertain Company (executive vice president, in charge of product planning and business planning, and production development (design))

-        Powertain Unit Management Div. (concurrent general manager)

-        Powertrain Product Planning Div. (concurrent general manager)

Yuji Maki	- Strategic Top Executive Meeting Office - Governance Management Dept.	- Strategic Top Executive Meeting Office - Governance Management Dept.

♦ Yoichi Miyazaki	- Corporate Strategy Div. - Toyota Planning Div. 1 (concurrent general manager) - Marketing Div.	- Corporate Strategy Div. - Business & Operation Planning Div. (concurrent general manager) - Marketing Div. - East Asia & Oceania Region (CEO)

♦ Hiroyoshi Ninoyu	- TPS Promotion Center (concurrent general manager) Production Control Group - Logistics Field (field general manager) - Motomachi Plant (plant general manager) - Takaoka Plant (plant general manager)	- Production Planning Group (chief officer) - TPS Promotion Center (concurrent general manager) - Motomachi Plant (plant general manager) - GAZOO Racing Company (in charge of production)

Name	Current	New
♦ Tetsuo Ogawa	- China Region (DCEO) - Toyota Motor (China) Investment Co., Ltd. - China Div. (concurrent general manager)	- North America Region (chief administrative officer) - Toyota Motor North America, Inc.

♦ Christopher P. Reynolds	- Governance Management Dept. - General Administration & Human Resources Group (deputy chief officer) - Chief legal officer	- General Administration & Human Resources Group (deputy chief officer) - Toyota Motor North America, Inc. - Chief legal officer

♦ Shinichi Yasui	Mid-size Vehicle Company (concurrent chief engineer)	- Toyota Motor North America, Inc. - Toyota Motor Engineering & Manufacturing North America, Inc.

♦ Toshiyuki Isobe	- Frontier Research Center - Mid-size Vehicle Company

-        Frontier Research Center

-        Advanced R&D and Engineering Company (in charge of mass planning)

-        Toyota Compact Car Company (in charge of production engineering)

-        Mid-size Vehicle Company (executive vice president)

-        CV Company (in charge of production engineering)

-        Lexus International Co. (in charge of production engineering)

♦ Shuichi Murakami	Japan Sales Business Group (deputy chief officer)	- Japan Sales Business Group (deputy chief officer) - Toyota Marketing Japan Corporation

♦ Hiroaki Nanahara	- Toyota Planning Div. 2 - KD Business Planning Div. - East Asia & Oceania Region (CEO)	Toyota Motor Europe NV/SA

♦ Keiji Yamamoto	- Connected Company - Connected Management Div. (concurrent general manager)	- Connected Company (executive vice president) - Connected Advanced Development Div. (concurrent general manager)

♦ Toshiyuki Nishi	General manager, Japan Rental & Leasing Business Div., Japan Sales Business Group	Japan Sales Business Group (deputy chief officer)

♦ Michinobu Sugata	General manager, TMAP-Japan, Asia, Middle East & North Africa Region	Toyota Motor Thailand Co., Ltd.

Changes to board members and audit and supervisory board members as of the day of the 113th General Shareholders Meeting

The formal appointment of board members and audit and supervisory board members will be made pending approval at the 113th General Shareholders Meeting. The formal assignment of board members with specific titles, and the appointment of board members with the legal status to represent TMC (representative directors), will be made at the board of directors meeting following the 113th General Shareholders Meeting. The resignation of board members leaving their current posts will become official on the day of the 113th General Shareholders Meeting.

1) New Member of the Board of Directors

Name	Current	New
Osamu Nagata	Senior managing officer	Member of the board of directors*[1]

*1 Concurrent operating officer (executive vice president)

2) Members of the Board of Directors Resigning Posts

Name	Current Title
Mitsuhisa Kato*2	Executive vice president, member of the board of directors (representative director)

Takahiko Ijichi*2	Executive vice president, member of the board of directors (representative director)

Nobuyori Kodaira	Member of the board of directors

*2 To serve as member of the board of directors from April 1 and resign that post on the day of the 113th General Shareholders Meeting

Lineup of member of the board of directors (candidates) and audit and supervisory board members (candidates) following the 113th General Shareholders Meeting

1) Members of the Board of Directors

Name	Title
Takeshi Uchiyamada	Chairman of the board of directors (representative director)

Shigeru Hayakawa	Vice chairman of the board of directors

Akio Toyoda*[3]	President, member of the board of directors (representative director)

Didier Leroy*[4]	Member of the board of directors*5

Shigeki Terashi*[4]	Member of the board of directors*5

Osamu Nagata*[4]	Member of the board of directors

Ikuo Uno*[6]	Member of the board of directors

Haruhiko Kato*[6]	Member of the board of directors

Mark T. Hogan*[6]	Member of the board of directors

*3 Concurrent operating officer (president)

*4 Concurrent operating officer (executive vice president)

*5 Change from executive vice president, member of the board of directors (representative director), effective April 1

*6 Outside board member under Japanese corporate law

2) Audit and Supervisory Board Members

Name	Title
Masaki Nakatsugawa	Audit and supervisory board member (full time)

Masahiro Kato	Audit and supervisory board member (full time)

Yoshiyuki Kagawa	Audit and supervisory board member (full time)

Yoko Wake	Audit and supervisory board member

Teisuke Kitayama	Audit and supervisory board member

Hiroshi Ozu	Audit and supervisory board member

Honorary chairman resigning post as of the day of the 113th General Shareholders Meeting

Name
Fujio Cho